                           CARTER LEDYARD & MILBURN LLP
                                 Counselors at Law

   ANDRIS J. VIZBARAS              2 Wall Street           1401 Eye Street, N.W.
         Partner              New York, NY 10005-2072      Washington, DC 20005
            o                            o                    (202) 898-1515
Direct Dial: 212-238-8698       Tel (212) 732-3200                   o
E-mail: vizbaras@clm.com        Fax (212) 732-3232         570 Lexington Avenue
                                                            New York, NY 10022
                                                              (212) 371-2720

                                  July 27, 2005

VIA EDGAR
---------

Michael K. Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0303

     RE:   ROBOMATIX TECHNOLOGIES LTD.
           SCHEDULE TO-T/13E-3A FILED JUNE 30, 2005 BY WORLDGROUP HOLDINGS LTD.,
           ET AL., FILE NO. 5-47706

Dear Mr. Pressman:

     Set forth below are the responses of WorldGroup Holdings Ltd., SPL Software
Ltd., Silverboim Holdings Ltd. and Zvi Barinboim to your comments regarding the above-referenced Schedule TO-T/13E-3 (the "Schedule TO"). We are filing herewith
Amendment No. 6 to the Schedule TO.

     The paragraphs below are numbered to correspond to the comments in your letter dated July 11, 2005. In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

     All capitalized terms used but not defined herein have the same meanings as in the Second Amended Offer to Purchase (the "Second Amended OTP"), which we are filing as an exhibit to Amendment No. 6 to the Schedule TO.

Offer to Purchase
-----------------

     What are my appraisal rights?
     -----------------------------

1.   We note your response to prior comment 8. With a view towards additional disclosure, please clarify if any options other than a tender offer would be available to complete the tender offer if you acquired less than 95% of the outstanding common stock. If so, please explain what those options are and whether appraisal rights would be available.

Michael Pressman, Esq.                                                       -2-

     We have added disclosure (on pages 6 and 24 of the Second Amended OTP) in response to your comment.

Special Factors
---------------

Background of Our Offer
-----------------------

2.   We note your response to prior comments 14 and 23. The reports you discuss appear to be reports, opinions or appraisals within the meaning of Item
     1015 of Regulation M-A. See Charles L. Ephraim (September 30, 1987) and In
     Re Myers Parking System, Inc., Exchange Act Release No. 26069 (September
     12, 1988). As such they should be described in the proxy statement, and filed as exhibits to the Schedule 13E-3. In addition, your disclosure should be expanded to provide all of the disclosure about financial advisors required by Item 1015(b). In that regard, it is unclear why you believe the Tadiran valuation is not materially related to the transaction when you indicate on page 17 that it "may be material to a holder of shares in determining whether to tender shares pursuant to the offer."

     Your comment refers to two draft analyses: (i) A draft analysis received by the board of directors of Robomatix in July 2004 in connection with the purchase of the Tadiran Telecom assets and (ii) a draft analysis received by Silverboim in January 2005 in connection with a debt refinancing by Silverboim.

     We have filed the January 2005 draft analysis as an exhibit to the Schedule
TO and we have added disclosure (under the caption "Special Factors -- Reports,
Opinions and Appraisals") in response to your comment.

     With respect to the July 2004 draft analysis, we respectfully disagree with your assertion that the draft analysis is subject to disclosure as a report, opinion or appraisal under Item 1015, for the following reasons.

     In re Myers Parking System, Inc. concerned a Rule 13e-3 transaction for an issuer in the parking facilities business. Prior to the transaction, the issuer had received appraisals of several of its properties from various third parties.
After the proposed Rule 13e-3 transaction was announced, the issuer provided these appraisals to an independent financial adviser, and the appraisals "served as the starting point" for the analysis of the asset value of the issuer, and ultimately as a basis for the fairness opinion issued by the financial adviser.
The bidder group consented to a settlement order requiring that these appraisals be treated as materially related to the Rule 13e-3 transaction.

     In Charles L. Ephraim, a party seeking to obtain staff guidance described a practice of independent accounting and appraisal firms of providing asset evaluations in connection with various types of acquisitions. The asset evaluations assist the acquirer in the allocation of the purchase price to the assets acquired for financial reporting and tax purposes. The party sought an assurance that such asset evaluations, even though prepared at about the same time as a Rule

Michael Pressman, Esq.                                                       -3-

13e-3 transaction, should not constitute a report, opinion or appraisal subject to full disclosure under Rule 13e-3 if the asset evaluation is not prepared in contemplation of, or in connection with, a going private transaction. The staff declined to give any such assurance, stating instead that whether such disclosure is required "depends on the facts and circumstances of each transaction."

     Neither Myers Parking nor Charles Ephraim requires that the July 2004 draft analysis be treated as "materially related to the Rule 13e-3 transaction" under
Item 1015. In contrast to the property appraisals in Myers Parking, the July
2004 draft analysis was not provided to any financial adviser and, as stated in the Second Amended OTP, was not considered by the bidder group (or any other person) in determining the fairness of the offer. Moreover, the Second Amended
OTP also states that the July 2004 draft analysis was not considered by the members of the bidder group in formulating the offer.

     In contrast to Charles Ephraim, we are not seeking to exclude the draft analysis solely on the basis that it was not prepared in contemplation of, or in connection with, a going private transaction. Rather, in addition to that basis, we believe it is appropriate to exclude it because the draft analysis was not considered by the members of the bidder group in formulating the offer and was not considered by the members of the bidder group (or any other person) in determining the fairness of the offer.

     The OTPs state that portions of the July 2004 draft analysis "may be material to a holder of shares in determining whether to tender shares pursuant to" the offer. As a potential purchaser of Robomatix shares in the offer,
WorldGroup has followed procedures to avoid possible claims under Rule 10b-5.
One of those procedures is to disclose any material nonpublic information in its possession relating to Robomatix or the shares, and the statement in the OTPs is a reference to that procedure. However, information may be material and related to Robomatix or the shares, without necessarily being materially related to the transaction. (As a hypothetical example, a major customer win by Robomatix could be material to a decision to sell Robomatix shares, but clearly would not be materially related to the Rule 13e-3 transaction.) Therefore the acknowledgement that portions of the July 2004 draft analysis should be disclosed under Rule
10b-5 cannot properly be interpreted, solely on that basis, as an admission that the draft analysis is materially related to the transaction. In fact, as set out above, the July 2004 draft analysis is not materially related to the transaction because it was prepared completely separately from the Rule 13e-3 transaction, was not considered by the members of the bidder group in formulating the offer and was not considered by the members of the bidder group (or any other person )
in determining the fairness of the offer.

Position of the Bidder Group Regarding the Fairness of our Offer
----------------------------------------------------------------

3.   We note your response to prior comment 19. Provide the requested disclosure for purchases occurring after October 2004 or, in the alternative, include a statement that there were no such purchases.

     We have added disclosure (on page 15 of the Second Amended OTP) in response to your comment.

Michael Pressman, Esq.                                                       -4-

Certain Projections and Valuations Relating to Robomatix
--------------------------------------------------------

4.   We reissue prior comment 22. Your disclosure on page 17 indicates that you are disclosing the projections and valuations because an investor may find them material. If the projections and valuations are material then it appears material assumptions underlying the projections and valuations are also material. Please disclose or provide us additional information regarding harm to the company.

     We have added disclosure (on page 21 of the Second Amended OTP) in response to your comment.

Certain Conditions of the Offer
-------------------------------

5.   We note that you may waive the condition regarding the lawsuit. Tell us when you plan to make that determination. Also, tell us whether you believe that this is a material condition, the waiver of which would be a material change to the offer such that the offer must be open for at least five days after the condition is waived.

     WorldGroup issued a press release on July 14, 2005 in which it waived the existence of the lawsuit as an unsatisfied condition, subject to any material developments in the lawsuit. The bidder group filed the press release with
Amendment No. 4 to the Schedule TO.

                                   * * * * * *

     We trust that the foregoing is responsive to your comments. If we can assist your review of the filing or elaborate upon the responses herein, please feel free to contact me (tel. 212-238-8698) or my partner Steven Glusband (tel.
212-238-8605).

                                                     Sincerely,

                                                     /s/ Andris J. Vizbaras

                                                     Andris J. Vizbaras

AJV:tbm